SEC Mail Processing Section
MAR 31 2008
Washington, DC
106

AB 4/2

SECUR[redacted]ION
08031047
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-65385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centre Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Elskip Lane
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Cruse 203-531-7626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Belletti & Company
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 325 (Address), Garden City (City), NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 08 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/8

OATH OR AFFIRMATION

I, William J. Crusoe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centre Capital Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal
Title

Notary Public

STEPHEN SCHIPERO
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

To the Members of Centre Capital Advisors, LLC

Re: Independent Auditors Report on Internal Accounting Controls as per SEC Rule 17a-5(j) for Centre Capital Advisors, LLC

This is to reaffirm the opinion expressed in the audit of Centre Capital Advisors, LLC dated January 19, 2008 that no material inadequacies or deficiencies were found to exist in the internal accounting controls of Centre Capital Advisors, LLC or were found to have existed from the date of the previous audit dated December 31, 2006 to this audit as of December 31, 2007.

Joseph Belletti CPA PC

Joseph Belletti CPA P.C.

Garden City, New York
March 24, 2008

CENTRE CAPITAL ADVISORS

10 Elskip Lane
Greenwich, CT, 06831
1.800.249.0365

March 28, 2008

Mr. Frank T. Kotopoulos
Examination Manager
Financial Industry Regulatory Authority
99 High Street, 9th Floor
Boston, MA 02110-3169

Re: March 19, 2008 Letter Concerning Independent Auditor's Report on Internal Accounting Control as per SEC Rule 17a-5(j)

Dear Sir:

Please find enclosed a letter from the auditor for Centre Capital Advisors, LLC dated March 24, 2008 clarifying and reaffirming their opinion set forth in the supplemental information of our December 31, 2007 audit concerning the adequacy of internal accounting controls. In future audits, we will ensure that their opinion on this topic is more clearly set forth. As requested, I am sending copies of this correspondence to SEC offices in both Washington, DC and the regional office in New York City.

If you require additional information, please contact me as below.

Sincerely,

William J. Crusoe
Chief Executive Officer
1-800-249-0365

Attachments:
SEC Form X-17A-5 Part III
Letter from Joseph Belletti CPA PC
Copy of Letter from Frank T. Kotopoulos dated March 19, 2008

CC: SEC Offices in Washington, DC and New York, New York

FINRA™
Financial Industry Regulatory Authority

VIA CERTIFIED MAIL
NO.: 7001 1940 0004 9542 2046

March 19, 2008

Mr. William J. Crusoe
Chief Executive Officer
Centre Capital Advisors, LLC
10 Elskip Lane
Greenwich, CT 06831

Dear Mr. Crusoe:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission ("SEC") Rule 17a-5(d) (the "Rule"). The report as submitted appears deficient in that it did not contain the following:

- **An Independent Auditor's Report on Internal Accounting Control as per SEC Rule 17a-5(j).**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the FINRA Manual under the section titled SEC Rules & Regulation T. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

99 High Street
9th Floor
Boston, MA
02110-3169

t 617 532 3400
f 617 451 3524
www.finra.org

Mr. William J. Crusoe
Chief Executive Officer
Centre Capital Advisors, LLC
March 19, 2008
Page Two

Please respond to this matter by **April 3, 2008**. Questions may be addressed to Kathryn Travers at (617) 532-3456.

Sincerely,

Frank T. Kotopoulos
Examination Manager

FTK/jm

cc: Andrew Caverly
Assistant District Administrator
Securities and Exchange Commission

Enclosure: Form X-17A-5 Part III Facing Page

END